SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Subsidiary CoreTech Consulting Group Wins Major EAI Project With Global Banking Software And Services Firm

Project Includes Enhancement of Strategic Banking and CRM Systems, and Legacy Integration for Top 50 Global Bank

Irvine, California (November 25, 2002) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art development and integration technology, and business solutions, announced today that its subsidiary CoreTech Consulting Group, LLC, has won a major deal to provide development and enterprise application integration (EAI) services to a global Financial Services software company. The initial value of the project is estimated at $800,000,

The outsourced project involves a large integrated team of application architects and developers. This team will be responsible for working with the client's technology leadership personnel to meet specific needs for its global enterprise banking customers.

The project includes the enhancement of strategic banking and CRM systems, and legacy integration for a top 50 global banking organization. CoreTech will provide technology architects and developers for this project, which will integrate and modernize existing enterprise applications and legacy systems with J2EE technology.

"CoreTech continues to strengthen our service offerings and expand our customer-base in the financial services market," said Douglas Nohe, president & CEO of CoreTech.  "We have proven that we can meet specific requirements on demand. By utilizing the breadth of CoreTech services, our clients see an immediate return on investment versus using in-house development staff."

Companies interested in finding out more about CoreTech's project staffing services can visit www.coretech.com/staffing/index.html or send e-mail to info@coretech.com <mailto:info@coretech.com>.

About CoreTech Consulting Group, LLC (CoreTech)

CoreTech, a subsidiary of Magic Software Enterprises, is a leading provider of Consulting Solutions in the areas of Internetworking, Security, Platforms, Business Intelligence, Program and Project Management, Project Staff Augmentation, and Support Services in the Life Sciences and Financial Services industries. CoreTech's clients include enterprises such as GlaxoSmithKline, Johnson & Johnson, Wyeth, SunTrust Banks, Synovus Financial and many more. CoreTech, which has been named to the "Inc. 500" and Deloitte & Touche's "Fast 500," is based in suburban Philadelphia. More information about CoreTech may be obtained by calling 800-220-3337 or by visiting www.coretech.com.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: November 25, 2002